                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                  BUY.COM INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    124269101
                                 (CUSIP Number)

                                  Scott A. Blum
                                  65 Enterprise
                          Aliso Viejo, California 92656
                            Tel. No.: (949) 330-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                             David A. Krinsky, Esq.
                              O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   Suite 1700
                         Newport Beach, California 92660

                               September 24, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
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CUSIP No. 124269101
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON
                  Scott A. Blum, as trustee of the Scott A. Blum Separate Property Trust u/d/t 8/2/95

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  N/A

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ X ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                                    7       SOLE VOTING POWER
                                            -0-
NUMBER OF
SHARES                              8       SHARED VOTING POWER
BENEFICIALLY                                -0-
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                   55,067,612 shares of common stock
PERSON
WITH                                10      SHARED DISPOSITIVE POWER
                                            -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,296,274 shares of common stock(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         44.2%

14       TYPE OF REPORTING PERSON
         IN

SEC 1746 (3-98)



--------
(1) Consists of shares held by the Scott A. Blum Separate Property Trust, 2,614,331 shares held by the Will Scott Blum Trust, and 2,614,331 shares held by the Emma Rose Blum Trust. The address for the Blum Trusts is c/o Thinktank.com LLC at 65 Enterprise, Aliso Viejo, California 92656. Mr. Blum disclaims beneficial ownership of the shares held by the Will Scott Blum Trust and the Emma Rose Blum Trust.

Item 1.  Security and Issuer
----------------------------

         This Schedule 13D relates to the Common Stock, $0.0001 par value (the "Common Stock") of Buy.com Inc., a Delaware corporation ("Buy.com"), having its principal executive offices at 85 Enterprise, Aliso Viejo, California 92656.

Item 2.  Identity and Background
--------------------------------

         (a) This Schedule 13D is filed on behalf of Scott A. Blum, as trustee of the Scott A. Blum Separate Property Trust u/d/t 8/2/95, referred to herein as Mr. Blum.

         (b) The business address of Mr. Blum is 65 Enterprise, Aliso Viejo, California 92656.

         (c) Mr. Blum is a principal of ThinkTank LLC, a private investment and business development company. Mr. Blum's principal business address is 65 Enterprise, Aliso Viejo, California 92656.

         (d) Mr. Blum has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Pinnacle Micro, Inc., a manufacturer and designer of optical storage systems, of which Mr. Blum was an officer and director, was found to have engaged in improper accounting practices and to have violated rules promulgated under the Securities Exchange Act of 1934. In connection therewith, in October 1997, Pinnacle Micro and others, including Mr. Blum, entered into a consent decree precluding the parties from engaging in any further violations of the Securities Exchange Act.

                  Other than as set forth above, Mr. Blum has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Blum was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      Mr. Blum is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Mr. Blum intends to purchase Common Stock of Buy.com, in open market transactions, using his personal funds. The amount of funds will be dependent on the amount and price of the Common Stock purchased in open market transactions.

Item 4.  Purpose of Transaction
-------------------------------

         Mr. Blum is filing this Schedule 13D to report his intention to purchase Common Stock of Buy.com, in open market transactions, using his personal funds. These anticipated open market purchases are in addition to Mr. Blum's agreement, subject to certain conditions, to acquire all of the stock of Buy.com as described below.

         On August 10, 2001, Mr. Blum entered into an Agreement and Plan of Merger, by and among Buy.com, SB Acquisition, Inc., ("Buyer"), SB Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Buyer ("Merger Sub"), and Mr. Blum. The Agreement and Plan of Merger is included as an Exhibit hereto and is incorporated herein by reference. Buyer and Merger Sub are newly formed corporations established for purposes of the proposed merger and both of which are controlled by Mr. Blum. Under the Agreement and Plan of Merger, Merger Sub will be merged into Buy.com, with Buy.com remaining as the surviving corporation and becoming a wholly owned subsidiary of Buyer. This transaction is referred to as the "merger," and Buy.com has filed a preliminary proxy statement with the Securities and Exchange Commission on Schedule 14A more fully describing the merger.

         If the merger is completed, Mr. Blum and his affiliates will own 100% of Buy.com's Common Stock. Thus, stockholders, other than Mr. Blum and his affiliates, will cease to have ownership interests in Buy.com or rights as stockholders and will not participate in any of Buy.com's future earnings or growth, if any. Upon completion of the merger, each issued and outstanding share of Buy.com's Common Stock will be converted into the right to receive $0.17 in cash, without interest, other than (1) shares of Common Stock held by Buyer or Merger Sub, which shares shall be cancelled without any payment therefor; and
(2) shares of Common Stock held by stockholders who properly exercise appraisal or dissenters 'rights, which shares will be subject to appraisal in accordance with Delaware or California law.

         Before completion of the merger, several closing conditions must be satisfied or waived. These conditions include, among others, obtaining the approval of Buy.com stockholders and there being no court order or other legal impediment to the merger. If these conditions are not satisfied or waived, the merger will not be completed even if the stockholders vote to approve and adopt the merger agreement and the merger. Furthermore, the Agreement and Plan of Merger is subject to certain termination provisions.

         If the Agreement and Plan of Merger is approved and the other conditions to the merger are satisfied or waived, the merger is expected to be completed promptly after the special meeting of stockholders.

         In the interim, Mr. Blum intends, from time to time, to purchase additional shares of Common Stock of Buy.com in the open market.

Item 5.  Interest in Securities of Buy.com
------------------------------------------

         (a) Mr. Blum beneficially owns 60,296,274 shares of the Common Stock, which represent approximately 44.2% of the outstanding shares of the Common Stock.

         (b) Mr. Blum has the sole power to dispose or to direct the disposition of 55,067,612 shares of the Common Stock. Mr. Blum does not have the sole or shared power to vote or to direct the vote of any shares of the Common Stock (see Item 6).

         (c) During the past 60 days, Mr. Blum has not acquired or disposed of any shares of the Common Stock

         (d) Other than Mr. Blum, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Mr. Blum (excluding for such purposes the shares held by the Will Scott Blum Trust and the Emma Rose Blum Trust; Mr. Blum disclaims beneficial ownership of such shares).

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         Pursuant to an Amended and Restated Voting Trust Agreement, dated October 26, 1999, by and among Mr. Blum, the Scott A. Blum Separate Property Trust, Buy.com and certain of Buy.com's outside directors, as trustees (the "Voting Trust Agreement"), a voting trust was established for the purpose of holding and voting all shares held and thereafter acquired by the Scott A. Blum Separate Property Trust or Mr. Blum (the "Voting Trust"). On significant stockholder actions, the trustees of the Voting Trust are required to vote all of the shares in the Voting Trust in the same proportion as all non-Voting Trust shares are voted on such matter. On routine stockholder actions, the trustees of the Voting Trust have the discretion to vote the shares held in the Voting Trust in any manner determined by a majority of such trustees. The Voting Trust Agreement is included as an Exhibit hereto and is incorporated herein by reference.

         SoftBank America, Inc. and certain of its affiliated funds hold 38,295,281 shares of Common Stock, representing approximately 28% of the outstanding shares of Buy.com. SoftBank and its affiliates have agreed to vote in favor of the Agreement and Plan of Merger and approval of the merger, pursuant to a "SoftBank Voting Agreement," if the holders of a majority of shares of Buy.com's Common Stock held by persons other than SoftBank, Mr. Blum and their respective affiliates voted at the Buy.com special meeting elect to vote in favor of the merger agreement and approval of the merger at the special meeting of stockholders. If the holders of a majority of the shares do not vote in favor of the merger agreement and the merger at the special meeting, then SoftBank will be entitled to freely vote its shares on such matters. The SoftBank Voting Agreement is included as an Exhibit hereto and is incorporated herein by reference.

         As part of the merger, an affiliate of Mr. Blum entered into a credit agreement with Buy.com that provides up to $4 million in a line of credit and up to an additional $5 million in standby letters of credit to be issued on behalf of Buy.com's distributor and vendor partners. The line of credit carries an interest rate of 10.5% per annum and requires a commitment fee of $140,000. The letters of credit require a commitment fee of $175,000 and any amounts drawn on letters of credit not otherwise paid by Buy.com will carry an interest rate of 10.5%per annum. The credit agreement is included as an Exhibit hereto and is incorporated herein by reference.

         Under the terms of the credit agreement, if the merger agreement is terminated for any reason, other than if a governmental entity issues a final order prohibiting the merger, all outstanding amounts will become immediately due and payable, including any commitment fees and interest and other expenses. If the merger is terminated because a governmental entity issues a final order prohibiting the merger, then such amounts will be due and payable within 30 days after such termination.

         Buy.com also entered into a security agreement that provides an affiliate of Mr. Blum with a security interest in substantially all of the company's assets. Accordingly, if the merger agreement is terminated as discussed above, and Buy.com cannot pay the amounts due, Mr. Blum's affiliate will have the right to foreclose on such assets. The security agreement is included as an Exhibit hereto and is incorporated herein by reference.

         Mr. Blum has agreed to guarantee certain obligations of Buy.com to its credit card processor. In connection with the guaranty, Buy.com and Mr. Blum entered into a reimbursement agreement and a security agreement. The terms of the reimbursement agreement require that Buy.com pay Mr. Blum any amounts that he pays under the guarantee. If Buy.com does not pay these amounts by the expiration date of the reimbursement agreement, Buy.com will be in default and Mr. Blum will have the right to foreclose on Buy.com's assets pursuant to the security agreement discussed below. The reimbursement agreement expires on the earliest of (1) December 3, 2001, (2) the business day following the closing of the merger and (3) the occurrence of an event of default under the line of credit discussed above. The security agreement with Mr. Blum provides him with a security interest in substantially all of Buy.com's assets. The reimbursement agreement and the security agreement for the credit card guaranty are included as Exhibits hereto and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

            Exhibit 1 Agreement and Plan of Merger, dated as of August 10, 2001, by and among Buy.com, SB Acquisition, Inc., SB Merger Sub, Inc., and Scott A. Blum (incorporated herein by reference to Appendix A of Buy.com's Preliminary Proxy Statement on Schedule 14A, filed August 31, 2001).

            Exhibit 2 Amended and Restated Voting Trust Agreement dated October 26, 1999 by and between Scott Blum, the Scott A. Blum Separate Property Trust u/d/t 8/3/95, Buy.com and certain of Buy.com's outside directors (incorporated herein by reference to Exhibit 9.2 of Buy.com's Registration Statement on Form S-1 (File No. 333-89737)).

            Exhibit 3 Voting Agreement, dated as of August 10, 2001, between Buy.com, SoftBank America Inc., and its affiliates (incorporated herein by reference to Exhibit 10.1 of Buy.com's Current Report on Form 8-K, filed August 29,
                        2001).

            Exhibit 4 Bridge Financing Credit Agreement, dated August 10, 2001, between Buy.com and the Scott A. Blum Separate Property Trust u/d/t 8/3/95 (incorporated herein by reference to Exhibit 10.2 of the Buy.com's Current Report on Form 8-K, filed August 29, 2001).

            Exhibit 5 Security Agreement, dated August 10, 2001, between Buy.com and the Scott A. Blum Separate Property Trust u/d/t 8/3/95 (incorporated herein by reference to Exhibit 10.3 of Buy.com's Current Report on Form 8-K, filed August 29, 2001).

            Exhibit 6 Reimbursement Agreement, dated as of August 30, 2001, between Buy.com and Mr. Blum (incorporated herein by reference to Exhibit (d)(6) of the Schedule 13E-3 of Buy.com and Mr. Blum filed August 31, 2001).

            Exhibit 7 Security Agreement dated as of August 30, 2001, by and between Buy.com and Mr. Blum (incorporated herein by reference to Exhibit (d)(7) of the Schedule 13E-3 of Buy.com and Mr. Blum filed August 31, 2001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2001


                                         /s/ Scott A. Blum
                                         -----------------------------------
                                         Scott A. Blum